# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vulcan Infrastructure and Power Inc., CIK 0001844971
CUSIP: 39531G308
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1159 Pittsford-Victor Road, Suite 240, Pittsford, New York (NY), 14534
Date of event which requires filing of this statement: 09/10/2026
Filed by CIK 0001880358
Persons authorized to receive notices and communications: Michael O'Donnell, Esq., Atlas FRM LLC, 100 Northfield Street, Greenwich, Connecticut (CT), 06830, (203) 622-9138; Steven A. Seidman, Esq., Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 10019-6099, (212) 728-8000; Mark A. Cognetti, Esq., Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 10019-6099, (212) 728-8000; Laura H. Acker, Esq., Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York (NY), 10019-6099, (212) 728-8000

## Reporting persons
- Atlas Capital Resources (A9) LP (CIK 0001880358): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 5,008,865; sole dispositive power 0; shared dispositive power 5,008,865; aggregate amount beneficially owned 5,008,865 (14.09% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Based on 35,547,753 shares of Class A Common Stock outstanding as of September 10, 2026 as reported on the Current Report on Form 8-K filed by the Issuer on September 10, 2026.
- Atlas Capital Resources (A9-Parallel) LP (CIK 0001880372): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,798,206; sole dispositive power 0; shared dispositive power 1,798,206; aggregate amount beneficially owned 1,798,206 (5.06% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Based on 35,547,753 shares of Class A Common Stock outstanding as of September 10, 2026 as reported on the Current Report on Form 8-K filed by the Issuer on September 10, 2026.
- Atlas Capital Resources (P) LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 183,239; sole dispositive power 0; shared dispositive power 183,239; aggregate amount beneficially owned 183,239 (0.52% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Based on 35,547,753 shares of Class A Common Stock outstanding as of September 10, 2026 as reported on the Current Report on Form 8-K filed by the Issuer on September 10, 2026.
- GGH Bridge Investment LP (CIK 0001963983): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 119,048; sole dispositive power 0; shared dispositive power 119,048; aggregate amount beneficially owned 119,048 (0.33% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Based on 35,547,753 shares of Class A Common Stock outstanding as of September 10, 2026 as reported on the Current Report on Form 8-K filed by the Issuer on September 10, 2026.
- Atlas Capital GP LP (CIK 0001882313): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,109,358; sole dispositive power 0; shared dispositive power 7,109,358; aggregate amount beneficially owned 7,109,358 (20% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Based on 35,547,753 shares of Class A Common Stock outstanding as of September 10, 2026 as reported on the Current Report on Form 8-K filed by the Issuer on September 10, 2026.
- Atlas Capital Resources GP LLC (CIK 0001882294): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,109,358; sole dispositive power 0; shared dispositive power 7,109,358; aggregate amount beneficially owned 7,109,358 (20% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Based on 35,547,753 shares of Class A Common Stock outstanding as of September 10, 2026 as reported on the Current Report on Form 8-K filed by the Issuer on September 10, 2026.
- Andrew M. Bursky (CIK 0000905112): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,109,358; sole dispositive power 0; shared dispositive power 7,109,358; aggregate amount beneficially owned 7,109,358 (20% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Based on 35,547,753 shares of Class A Common Stock outstanding as of September 10, 2026 as reported on the Current Report on Form 8-K filed by the Issuer on September 10, 2026.
- Timothy J. Fazio (CIK 0001394403): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,109,358; sole dispositive power 0; shared dispositive power 7,109,358; aggregate amount beneficially owned 7,109,358 (20% of the class)
  Comment: (1) The reporting person expressly disclaims beneficial ownership with respect to any shares of Common Stock of the Issuer other than the Common Stock of the Issuer owned directly by such reporting person.
  
  (2) Based on 35,547,753 shares of Class A Common Stock outstanding as of September 10, 2026 as reported on the Current Report on Form 8-K filed by the Issuer on September 10, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Vulcan Infrastructure and Power Inc.
Address of issuer's principal executive offices: 1159 Pittsford-Victor Road, Suite 240, Pittsford, New York (NY), 14534
Comment: This Amendment No. 6 ("Amendment No. 6") amends the Schedule 13D filed on January 31, 2023 (the "Original Schedule 13D" and, as amended, the "Schedule 13D"), as supplemented by that Amendment No. 1, filed on January 24, 2025, as supplemented by that Amendment No. 2, filed on July 7, 2025, as supplemented by that Amendment No. 3, filed on January 12, 2026, as supplemented by that Amendment No. 4, filed on July 8, 2026 ("Amendment No. 4"), as supplemented by that Amendment No. 5, filed on July 20, 2026 ("Amendment No. 5") and relates to Class A common stock, par value $0.0001 per share ("Class A Common Stock"), of Vulcan Infrastructure and Power Inc. (f/k/a Greenidge Generation Holdings Inc.), a Delaware corporation (the "Issuer"), having its principal executive offices at 1159 Pittsford-Victor Road, Suite 240, Pittsford, New York 14534. The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 6. Capitalized terms used but not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Original Schedule 13D is hereby amended and supplemented with the following:

As previously disclosed, on July 19, 2026, Atlas GREE Investment Holdco LLC, a Delaware limited liability company and an affiliate of the Reporting Persons ("Holdco"), entered into a subscription agreement (the "Subscription Agreement") with the Issuer pursuant to which Holdco agreed to purchase 2,923,976 shares (the "Shares") of Class A Common Stock, at a price per share of $1.71, for an aggregate purchase price of $5,000,000 in a private placement (the "Private Placement").

On September 3, 2026, Holdco assigned its rights to acquire the Shares in the Private Placement to Atlas Capital Resources (A9) LP ("ACR9"), Atlas Capital Resources (A9-Parallel) LP ("ACR Parallel") and Atlas Capital Resources (P) LP ("ACR P", together with ACR9 and ACR Parallel, the "Atlas Purchasers").

On September 10, 2026, the Reporting Persons delivered notice pursuant to the Issuer's Second Amended and Restated Certificate of Incorporation, dated September 6, 2022, to voluntarily convert their Class B Common Stock, par value $0.0001 per share (the "Class B Common Stock"). As a result, on September 10, 2026, 2,680,031 shares of Class B Common Stock previously reported by the Reporting Persons converted into 2,680,031 shares of Class A Common Stock.

On September 10, 2026 (the "Closing Date"), the transactions contemplated by the Subscription Agreement were consummated and ACR9 acquired 2,095,299 shares of Class A Common Stock, ACR Parallel acquired 752,030 shares of Class A Common Stock and ACR P acquired 76,647 shares of Class A Common Stock.

On the Closing Date, the Atlas Purchasers entered into the investor rights agreement (the "Investor Rights Agreement") with the Issuer, pursuant to which the Atlas Purchasers nominated the following current directors to continue on the Board of Directors of the Issuer: Andrew M. Bursky, Timothy J. Fazio, David Filippelli, and Jerome Lay. The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investor Rights Agreement, a copy of which is filed as Exhibit 99.5 to this Amendment No. 6 and is incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages of this Schedule 13D is incorporated by reference. All percentages of Class A Common Stock outstanding contained herein are based on 35,547,753 shares of Class A Common Stock outstanding as of September 10, 2026 as reported on the Current Report on Form 8-K filed by the Issuer on September 10, 2026.

(a) and (b)

In the aggregate, the Reporting Persons beneficially own, as of the date hereof, 7,109,358 shares of Class A Common Stock, representing in the aggregate approximately 20.00% of the outstanding shares of Class A Common Stock.

(i) ACR9 has shared voting and dispositive power over 5,008,865 shares of Class A Common Stock, representing approximately 14.09% of the outstanding shares of Class A Common Stock;

(ii) ACR Parallel has shared voting and dispositive power over 1,798,206 shares of Class A Common Stock, representing approximately 5.06% of the outstanding shares of Class A Common Stock;

(iii) ACR P has shared voting and dispositive power over 183,239 shares of Class A Common Stock, representing approximately 0.52% of the outstanding shares of Class A Common Stock;

(iv) GGH Bridge Investment LP ("GGH LP") has shared voting and dispositive power of 119,048 shares of Class A Common Stock, representing approximately 0.33% of the outstanding shares of Class A Common Stock;

(v) Atlas Capital GP LP ("ACR GPLP"), by virtue of its status as the general partner of each of ACR9, ACR Parallel, ACR P and GGH LP, has shared voting and dispositive power of 7,109,358 shares of Class A Common Stock, representing in the aggregate approximately 20.00% of the outstanding shares of Class A Common Stock;

(vi) Atlas Capital Resources GP LLC ("ACR GP"), by virtue of its status as the general partner of ACR GPLP, has shared voting and dispositive power of 7,109,358 shares of Class A Common Stock, representing in the aggregate approximately 20.00% of the outstanding shares of Class A Common Stock;

(vii) each of Messrs. Bursky and Fazio, by virtue of his status as a Managing Partner of ACR GP, has shared voting and dispositive power of 7,109,358 shares of Class A Common Stock, representing in the aggregate approximately 20.00% of the outstanding shares of Class A Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See above for (a) and (b).
Transactions in the class effected during the past sixty days: Except as described in Item 4 of this Amendment No. 6, the Reporting Persons have not effected any transaction with respect to the Class A Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the following:

The information set forth in Item 4 of this Amendment No. 6 is incorporated by reference into this Item 6.

The description of the Subscription Agreement and Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, which was filed as Exhibit 99.3 to Amendment No. 5 and the Investor Rights Agreement, which is filed as Exhibit 99.5 to this Amendment No. 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.5 - Investor Rights Agreement, dated as of September 10, 2026, between Atlas Capital Resources (A9) LP, Atlas Capital Resources (A9-Parallel) LP and Atlas Capital Resources (P) LP, and Vulcan Infrastructure and Power Inc. (incorporated herein by reference to the Investor Rights Agreement filed as Exhibit 10.6 to the Issuer's Current Report on Form 8-K filed by the Issuer on September 10, 2026 with the Securities and Exchange Commission).

## Signatures
- Atlas Capital Resources (A9) LP: By: /s/ Timothy J. Fazio, Managing Partner, By: Atlas Capital GP LP, its general partner By: Atlas Capital Resources GP LLC, its general partner (09/14/2026)
- Atlas Capital Resources (A9-Parallel) LP: By: /s/ Timothy J. Fazio, Managing Partner, By: Atlas Capital GP LP, its general partner By: Atlas Capital Resources GP LLC, its general partner (09/14/2026)
- Atlas Capital Resources (P) LP: By: /s/ Timothy J. Fazio, Managing Partner, By: Atlas Capital GP LP, its general partner By: Atlas Capital Resources GP LLC, its general partner (09/14/2026)
- GGH Bridge Investment LP: By: /s/ Timothy J. Fazio, Managing Partner, By: Atlas Capital GP LP, its general partner By: Atlas Capital Resources GP LLC, its general partner (09/14/2026)
- Atlas Capital GP LP: By: /s/ Timothy J. Fazio, Managing Partner, By: Atlas Capital Resources GP LLC, its general partner (09/14/2026)
- Atlas Capital Resources GP LLC: By: /s/ Timothy J. Fazio, Managing Partner (09/14/2026)
- Andrew M. Bursky: /s/ Andrew M. Bursky, Andrew M. Bursky (09/14/2026)
- Timothy J. Fazio: /s/ Timothy J. Fazio, Timothy J. Fazio (09/14/2026)